July 16, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Progressive Care, Inc. File No. 000-52684

This letter is in response to your correspondences dated June 26, 2012 and April 12, 2012 regarding our form 10-K for the fiscal year ended December 31, 2011.

1.	Please refer to your response to prior comment one. Please confirm to us that you will revise your statements of cash flows to start with net loss for both years presented.

Response: We are revising our cash flow statement to begin with “net income” and not “net income from continuing operations” for both years presented.

2.
Your response to prior comment two states that ASC 250-10-45 is not relevant. Your disclosure of estimated errors in the billing process appears to indicate a correction of an error. Tell us why ASC 250-10-45-22 is not applicable and describe for us your billing process including the nature of significant estimates and adjustments. Please provide us proposed revised disclosure, as appropriate.

Response: Our disclosure refers to an estimated Sales Allowance (i.e. a reserve) offset against Accounts Receivable (Bad Debt Allowance) for differences between what we actually bill versus what we actually receive from insurance carries; this is not a correction of an error and therefore we believe that ASC 250-10-45 does not apply. The reserve accounts for differences, among other things, as changes made by Medicare or other insurance carriers in its reimbursement policy without prior notification (hence a difference between what we bill and collect.)

Bad Debt is estimated on a periodic basis, and adjusted using the allowance method. Monthly, we enter a transaction writing off certain low balances, when it deems that the cost of collections exceeds the monies owed.

1111 Park Center Blvd, Suite 202, Miami Gardens, FL 33169
Ph: 786-657-2060 ◦ Fax: 786-955-6619
www.progressivecareus.com ◦ info@progressivecareus.com

United States Securities and Exchange Commission
June 7, 2012

3.
Your response to prior comment three did not provide your analysis of the transaction and how you reconsidered your accounting of the transaction after reviewing the appropriate literature. Please provide this analysis as previously requested. Please note that we will consider your description of the restatements after reviewing the analysis.

Comment 3, as originally stated: It appears that the acquisition of PharmCo was a reverse acquisition because shareholders of PharmCo received the majority of the shares of the combined entity upon completion of the acquisition. Please explain to us how your accounting for the acquisition complies with ASC 805-40. In your response please tell us the following:

•	Identify the accounting acquirer and how you determined this entity was the accounting acquirer;

Response: After review of ASC 805-10-25-4, the guidance of ASC 810-10 and ASC 805-10-55-11 through 55-15 and other pertinent guidance, we believe that PharmCo is the correct accounting acquirer.

•	Why the consideration transferred was based on the acquisition date fair value of the shares issued by the legal entity and not based on guidance in ASC 805-40-30;

Response: Because we originally identified Progressive as the Accounting Acquirer, we used the fair value of the shares issued by Progressive to the then determined Accounting Acquiree; however as we have now concluded that Pharmco, LLC is the proper Accounting Acquirer, in our restatements, the consideration transferred will be based on the number of equity interests that Pharmco would have had to issue to give the owners of Progressive the same percentage equity interest in the combined entity that results from the reverse acquisition.

•	How the consolidated financial statements subsequent to the acquisition comply with the guidance in ASC 805-40-45; and,

Response: Because we originally identified Progressive as the Accounting Acquirer, our financial statements reflected that of Progressive; however as we have now concluded that Pharmco, LLC is the proper Accounting Acquirer, in our restatements, we will present our historical financial statements from the perspective of Pharmco, LLC.
.
•
It appears that you adopted the fiscal year of PharmCo. If so, please explain to us why you have included a transition period for the seven months ended December 31, 2010 and how this period comply with Rule 8-02 of Regulation S-X to file audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet.

Response:  We did not adopt the fiscal year of Pharmco as part of the business combination; however in January 2011, we changed the fiscal year of Progressive from a May 31 year end, to a December 31 year end.  Notwithstanding, we will present the restated financial using Pharmco’s original year end of December 31, which will result in the presentation of the then current and then prior fiscal year in accordance with Rule 8-02 for Regulation S-X.

4.	Based on your response to prior comment four please provide us proposed disclosure to explain why you amended your 2010 tax return.

Response: In our financial statements for the year ended December 31, 2010, we estimated our tax liability for the year to be $0. However we later determined that certain expenses relating to the cost of raising capital were expensed for tax purposes, when they should not have been. In addition the allocation of some income and expenses to the period after it became a taxable entity changed the tax expense because the accounting for the change in tax year from a May 31 year to a December 31 year increased the effective tax rate. In total, these changes resulted in an increase in our tax liability of $37,270.

Prior to the business combination, Pharmco was a tax pass through entity (a partnership for tax treatment); therefore, the partners incurred the tax expense for the period from January 1, 2010 through October 20, 2010. After the business combination on October 31, 2010, the income of Pharmco is included as part of Progressive’s.
For the year ended December 31, 2011, we estimated our tax liability to be $19,996. At December 31, 2011, our accrued tax liability totaled $42,656, which included $22,660 (our adjusted tax liability from 2010 of $35,270 less amounts paid of $12,610) plus our tax estimation for 2011 of $19,996.

United States Securities and Exchange Commission
June 7, 2012

Reverse recapitalization v. reverse acquisition

The business combination of Progressive and Pharmco was effected as a step-transaction. In May of 2010, Pharmco acquired from the then majority shareholder of  Progressive 1,718,000 shares of Progressive’s common stock, representing approx. 33% of Progressive’s then outstanding shares. On the date of the business combination (October 21, 2010), Progressive issued 30,000,000 shares to the members of Pharmco and the 1,718.000 were returned and accounted for as treasury shares. The net effect of the simultaneous issuance and return of shares increased the ownership percentage by Pharmco from approx. 33% to approx. 85% (an increase of 52%) resulting in a change in control.

On December 31, 2010 Progressive divested itself of it video training business, sold it back to Progressive’s former CEO and recorded a gain on the sale.

In the original accounting for the transaction, goodwill related to the value of the consideration given over the fair value of Pharmco, which was not affected by the discontinuance of Progressive’s video training business. However, since goodwill will now be the value of the consideration given over the fair value of Progressive, goodwill will be affected by the discontinuance of Progressive’s video training business. In fact, whatever goodwill is placed on the books as a result of the reverse acquisition accounting, will be thereafter removed. In other words, we will initially record goodwill of approximately $700,000, only to immediately record an impairment  loss, tentatively calculated to be over 50% of net income.

At the time of the business combination, Progressive was an operating company as defined in ASC 805 and there has been no time in the history of Progressive that it was not an operating business. However, the business combination was followed by the disposition of the assets of Progressive which in substance left Pharmco’s business as the only business of the Company, and therefore we believe we should account for the business combination as a reverse recapitalization and not a reverse acquisition.

What statements we intend to file

We believe that restating our 10-K for the years ended December 31, 2010 and 2011, and our 10-Q for the quarter ended March 31, 2012 is sufficient to give the reader a comprehensive analysis of our financial position. We believe that all information provide by restating our 8-K relating to the business combination, and the information provided by restating our 2011 10-Qs would be meaningless to the reader, because this information is duplicative of information that will be found in our restated 2010 and 2011 10-Ks. We also believe that the additional costs associated with restating these filings and the time it would take management away from the real affairs of Progressive are not in the best interest of the shareholders.

Progressive hereby acknowledges that:

•	Progressive is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Progressive may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Alan Jay Weisberg Alan Jay Weisberg, CFO